EXHIBIT 99.1

Southern Financial Bank

37 East Main Street . Warrenton, Virginia 20186 . (540) 349-3900

August 11, 2003

Joseph Sciacca, CFO
Halifax Corporation
5250 Cherokee Avenue
Alexandria, Virginia 22312

Dear Mr. Sciacca,

Southern Financial Bank has approved an increase in the existing ARTS line of credit of $l,000,000 with following terms:

Borrower:	Halifax Corporation

Amount:	$9,000,000
Type:	ARTS Line of Credit
Term:	Maturity of July 6, 2005
Rate:	Prime + .75
Lock Box:	$l,000 per month
Loan Fee:	1/4 point on increase amount
Borrowing:
Parameters:	85% of A/R aged less than 90 days 60% of Inventory

Other
Conditions:

l.	Borrower is responsible for all cost incurred by lender in the closing of this credit facility.

2.	All loan conditions and covenants will remain in full force and effect except as otherwise noted in this commitment letter.

3.	Additional security will be required in the form of a filed first security interest in the assets of Merger of
Microserv, LLC (or other entity as may be created as a result of the acquisition of Microserv, Inc.).

This signed commitment letter must be received by no later than August 29, 2003 in order for this offer to remain valid. This commitment will expire if settlement does not occur on or before September 15, 2003. Other conditions will apply and will be addressed by the Commercial Closing Department.

If the above terms are agreeable to you, please sign where indicated and return this commitment letter along with the commitment fee to my attention. If you have any questions regarding this commitment or any approvals granted herein, please do not hesitate to contact me at (703) 365-9797 or via e-mail at mtaylorleibson@sofin.com.

I agree to the terms and condition of this loan offering:

/s/Joseph Sciacca              8/20/03
Joseph Sciacca, CFO            Date
Halifax Corporation

Sincerely,

/s/Marie Taylor Leibson
Marie Taylor Leibson
Vice President
Commercial Lending